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                                                                    EXHIBIT 12.1

                               CALPINE CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES

                                    YTD 2004
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
                                                                   YEAR ENDED DECEMBER 31,
                                                 2000          2001          2002          2003          2004
                                              ----------    ----------    ----------    ----------    ----------
COMPUTATION OF EARNINGS:                                               (IN THOUSANDS)

Pretax income (loss) before adjustment for
minority interest in consolidated
subsidiaries and income or loss from
equity investees ..........................      486,841       799,707        23,722        46,131      (669,115)

Fixed Charges .............................      351,576       785,279     1,077,762     1,234,857     1,552,155

Amortization of capitalized interest ......          447         1,382        10,693        19,539        27,121

Distributed income of equity investees ....       29,979         5,983        14,117       141,627        29,869

Interest capitalized ......................     (206,973)     (498,723)     (575,446)     (444,584)     (376,058)

Distribution of HIGH TIDES ................      (45,076)      (62,412)      (62,632)      (46,610)         --
                                              ----------    ----------    ----------    ----------    ----------


Total Earnings ............................      616,794     1,031,216       488,216       950,960       563,972

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized .........      285,346       689,694       978,123     1,150,890     1,516,860

Estimate of interest within rental expense        21,154        33,173        37,007        37,357        35,295

Distribution on HIGH TIDES ................       45,076        62,412        62,632        46,610          --
                                              ----------    ----------    ----------    ----------    ----------

Total fixed charges .......................      351,576       785,279     1,077,762     1,234,857     1,552,155

RATIO OF EARNINGS TO FIXED CHARGES ........        1.75x         1.31x          --            --          -- (i)
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(i)  For the year ended December 31, 2004, the Company had an earnings-
     to-fixed-charges coverage deficiency of approximately $988.2 million, primarily as a result of (1) a pre-tax charge to earnings of $202.1 million for oil and gas asset, (2) increased interest costs due to recent debt financings to support our growth, and (3) a decrease in average spark spreads per megawatt-hour and higher fuel expense in 2004 as compared with the same period in 2003.